EVERGREEN
EVERGREEN MARINE CORP. (TAIWAN) LTD.

166, SEC. 2, MINSHENG E. ROAD, 104, TAIPEI, TAIWAN, R.O.C.
TEL: (02) 25057766 (10 LINES)
TELEX:11476 EVERMARINE, 21567 EVERMARINE

82-4420

02042764

SUPPL

Division of Corporation Finance,
Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C.20549

July 16, 2002

02 JUL 23 AM 10:15

Re: The information required by Rule 12g3-2(b)
from Evergreen Marine Corporation
(Taiwan) Ltd. (" the Company ")

Dear Sir / Madam,

Attached hereto is the English version that the Company had published, filed or distributed from November 1, 2001 to April 30, 2002 for your file.

If you have any question, please feel free to contact the undersigned.
(TEL: 886-2-2509-3660#301)

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Very truly yours,

Grace Hsieh Shu-Hui
Stock Department

FORM NO. GAD-026-01

\\EICTPE21\DOC\W286700\EMC\GDR\G-SEASON\G-season9.doc

EVERGREEN MARINE CORPORATION (TAIWAN) LTD.

List of Information Referred to in Paragraph (b)(1)(I) of Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, Published, Filed or Distributed from November 1, 2001 to April 30, 2002

1.Press release or notices

A. Announcement of certain significant matters (summary English version as attachment 1-A)

2.Reports released to the public and submitted to the Republic of China ("ROC") Securities and Futures Commission (the "ROC SFC") and the Taiwan Stock Exchange (the "TSE")

A. Monthly operation statements for November of 2001 through April of 2002 (brief English description as attachment 2-A)

3.Reports submitted to the ROC SFC and TSE

A. Monthly reports on changes in shareholding and creation and release of pledge of common shares held by directors, supervisors, managers and 10% Shareholders for November of 2001 through April of 2002 (brief English description as attachment 3-A)

Announcement of Certain Significant Matters of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Date: November 16, 2001

Announcement of selling two vessels named "Ever Glowing" and "Ever Gleeful" separately to "Agios Dimitrios Shipping S.A." and "Panagia Tinou Shipping S.A." at the price of USD 23,080,000 each.

2.Date: December 26, 2001

The 8th secured corporate bonds of the Company will begin to be traded over the counter since December 28, 2001.

3.Date: January 30, 2002

Announcement of purchasing 600,000 new shares of "Peony Investment S.A." at the price of USD 60,000,000.

4.Date: January 30, 2002

Announcement of "Peony Investment S.A." purchasing 500,000 new shares of "Greencompass Marine S.A." at the price of USD 50,000,000.

5. Date: February 9, 2002

Announcement of offering guarantee to a facility amounted to NTD 390,000,000 and offered by "Banca Nazionale Del Lavoro S.P.A." for "Taranto Container Terminal S.P.A.".

6. Date: April 3, 2002

Announcement of convening the 2002 Annual General Meeting of Shareholders which had been held at 9:00 a.m. on June 21, 2002 at 15F, No.163, Section 1, Shin-nan Road, Tau-yuan County, Taiwan, Republic of China.

Attachment 2-A

Monthly Operation Statements of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Evergreen Marine Corporation (Taiwan) Ltd.'s letter to the SFC of the ROC for submission of statements of operation for November 2001, as publicly announced in newspapers.
Date: December 31, 2001
Ref. No. 901297
Net operating revenue: NTD 1,152,727,000
Amount of Endorsements／Guarantees: NTD 36,674,449,000
Balance of Third-Party Loan: NTD 0

2.Evergreen Marine Corporation (Taiwan) Ltd.'s letter to the SFC of the ROC for submission of statements of operation for December 2001, as publicly announced in newspapers.
Date: January 31, 2002
Ref. No. FIN-20020179
Net operating revenue: NTD 1,139,695,000
Amount of Endorsements／Guarantees: NTD 36,372,187,000
Balance of Third-Party Loan: NTD 0

3.Evergreen Marine Corporation (Taiwan) Ltd.'s letter to the SFC of the ROC for submission of statements of operation for January 2002, as publicly announced in newspapers.
Date: February 26, 2002
Ref. No. 910244
Net operating revenue: NTD 1,430,381,000
Amount of Endorsements／Guarantees: NTD 35,806,033,000
Balance of Third-Party Loan: NTD 749,813,000

4.Statements of operation for February 2002 (publicly announced on the website: http://mops.tse.com.tw)
Date: March 29, 2002
Net operating revenue: NTD 835,593,000

Amount of Endorsements／Guarantees: NTD 36,442,933,000
Balance of Third-Party Loan: NTD 749,813,000

5.Statements of operation for March 2002 (publicly announced on the website: http://mops.tse.com.tw)

Date: April 30, 2002
Net operating revenue: NTD 1,313,748,000
Amount of Endorsements／Guarantees: NTD 36,701,866,000
Balance of Third-Party Loan: NTD 157,770,000

6.Statements of operation for April 2002 (publicly announced on the website: http://mops.tse.com.tw)

Date: May 31, 2002
Net operating revenue: NTD 1,047,119,000
Amount of Endorsements／Guarantees: NTD 35,910,814,000
Balance of Third-Party Loan: NTD 0

Attachment 3-A

Monthly Report on changes in Shareholding and Creation and Release of Pledge of Common Shares Held by Directors, Supervisors, Managers and 10% Shareholders of Evergreen Marine Corporation (Taiwan) Ltd. (Brief English Description)

1.Evergreen Marine Corporation (Taiwan) Ltd.'s letter to the SFC of the ROC for submission of table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for November 2001.

Date: December 13, 2001

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month
Chairman & Director	Kuo, Shiuan-Yu	435,238	435,238
Director	Chang, Yung-Fa	144,511,125	144,511,125
Director	Chang, Kuo-Hua	182,073,867	182,073,867
Director	Falcon Investment Services Ltd.	102,173,400	102,173,400
President & Director	Chang, Min-Po	522,366	522,366
Total		429,715,996	429,715,996
Supervisor	Falcon Investment Services Ltd.	102,173,400	102,173,400
Supervisor	Evergreen Int'l S.A.	256,229,341	256,229,341
Total		358,402,741	358,402,741
Major Shareholder	Evergreen Int'l S.A.	256,229,341	256,229,341

Minimum on number of shares held by all Directors – 102,173,888 shares

Minimum on number of shares held by all Supervisors – 10,217,388 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement ? Yes.

Title	Name	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	0	0

Director	Chang, Yung-Fa	0	0
Director	Chang, Kuo-Hua	0	0
Director	Falcon Investment Services Ltd.	0	0
President & Director	Chang, Min-Po	0	0
Supervisor	Falcon Investment Services Ltd.	0	0
Supervisor	Evergreen Int'l S.A.	204,273,779	251,205,237
Major Shareholder	Evergreen Int'l S.A.	204,273,779	251,205,237

2.Evergreen Marine Corporation (Taiwan) Ltd.'s letter to the SFC of the ROC for submission of table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for December 2001.

Date: January 14, 2002

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month
Chairman & Director	Kuo, Shiuan-Yu	435,238	435,238
Director	Chang, Yung-Fa	144,511,125	144,511,125
Director	Chang, Kuo-Hua	182,073,867	182,073,867
Director	Falcon Investment Services Ltd.	102,173,400	102,173,400
President & Director	Chang, Min-Po	522,366	522,366
Total		429,715,996	429,715,996
Supervisor	Falcon Investment Services Ltd.	102,173,400	102,173,400
Supervisor	Evergreen Int'l S.A.	256,229,341	256,229,341
Total		358,402,741	358,402,741
Major Shareholder	Evergreen Int'l S.A.	256,229,341	256,229,341

Minimum on number of shares held by all Directors – 102,173,888 shares

Minimum on number of shares held by all Supervisors – 10,217,388 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement ? Yes.

Title	Name	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	0	0
Director	Chang, Yung-Fa	0	0
Director	Chang, Kuo-Hua	0	0
Director	Falcon Investment Services Ltd.	0	0
President & Director	Chang, Min-Po	0	0
Supervisor	Falcon Investment Services Ltd.	0	0
Supervisor	Evergreen Int'l S.A.	251,205,237	251,205,237
Major Shareholder	Evergreen Int'l S.A.	251,205,237	251,205,237

3.Evergreen Marine Corporation (Taiwan) Ltd.'s letter to the SFC of the ROC for submission of table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for January 2002.

Date: February 8, 2002

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month
Chairman & Director	Kuo, Shiuan-Yu	435,238	435,238
Director	Chang, Yung-Fa	144,511,125	144,511,125
Director	Chang, Kuo-Hua	182,073,867	182,073,867
Director	Falcon Investment Services Ltd.	102,173,400	102,173,400
President & Director	Chang, Min-Po	522,366	522,366
Total		429,715,996	429,715,996
Supervisor	Falcon Investment Services Ltd.	102,173,400	102,173,400
Supervisor	Evergreen Int'l S.A.	256,229,341	256,229,341
Total		358,402,741	358,402,741
Major Shareholder	Evergreen Int'l S.A.	256,229,341	256,229,341

Minimum on number of shares held by all Directors – 102,173,888 shares

Minimum on number of shares held by all Supervisors – 10,217,388 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement ? Yes.

Title	Name	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	0	0
Director	Chang, Yung-Fa	0	0
Director	Chang, Kuo-Hua	0	0
Director	Falcon Investment Services Ltd.	0	0
President & Director	Chang, Min-Po	0	0
Supervisor	Falcon Investment Services Ltd.	0	0
Supervisor	Evergreen Int'l S.A.	251,205,237	251,205,237
Major Shareholder	Evergreen Int'l S.A.	251,205,237	251,205,237

4.Evergreen Marine Corporation (Taiwan) Ltd.'s letter to the SFC of the ROC for submission of table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for February 2002.

Date: March 14, 2002

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month
Chairman & Director	Kuo, Shiuan-Yu	435,238	435,238
Director	Chang, Yung-Fa	144,511,125	144,511,125
Director	Chang, Kuo-Hua	182,073,867	182,073,867
Director	Falcon Investment Services Ltd.	102,173,400	102,173,400
President & Director	Chang, Min-Po	522,366	522,366
Total		429,715,996	429,715,996
Supervisor	Falcon Investment Services Ltd.	102,173,400	102,173,400
Supervisor	Evergreen Int'l S.A.	256,229,341	256,229,341
Total		358,402,741	358,402,741
Major Shareholder	Evergreen Int'l S.A.	256,229,341	256,229,341

Minimum on number of shares held by all Directors – 102,173,888 shares

Minimum on number of shares held by all Supervisors – 10,217,388 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement ? Yes.

Title	Name	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	0	0
Director	Chang, Yung-Fa	0	0
Director	Chang, Kuo-Hua	0	0
Director	Falcon Investment Services Ltd.	0	0
President & Director	Chang, Min-Po	0	0
Supervisor	Falcon Investment Services Ltd.	0	0
Supervisor	Evergreen Int'l S.A.	251,205,237	251,205,237
Major Shareholder	Evergreen Int'l S.A.	251,205,237	251,205,237

5.Evergreen Marine Corporation (Taiwan) Ltd.'s letter to the SFC of the ROC for submission of table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for March 2002.

Date: April 15, 2002

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month
Chairman & Director	Kuo, Shiuan-Yu	435,238	435,238
Director	Chang, Yung-Fa	144,511,125	144,511,125
Director	Chang, Kuo-Hua	182,073,867	182,073,867
Director	Falcon Investment Services Ltd.	102,173,400	102,173,400
President & Director	Chang, Min-Po	522,366	522,366
Total		429,715,996	429,715,996
Supervisor	Falcon Investment Services Ltd.	102,173,400	102,173,400

Supervisor	Evergreen Int'l S.A.	256,229,341	256,229,341
Total		358,402,741	358,402,741
Major Shareholder	Evergreen Int'l S.A.	256,229,341	256,229,341

Minimum on number of shares held by all Directors – 102,173,888 shares

Minimum on number of shares held by all Supervisors – 10,217,388 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement ? Yes.

Title	Name	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	0	0
Director	Chang, Yung-Fa	0	0
Director	Chang, Kuo-Hua	0	0
Director	Falcon Investment Services Ltd.	0	0
President & Director	Chang, Min-Po	0	0
Supervisor	Falcon Investment Services Ltd.	0	0
Supervisor	Evergreen Int'l S.A.	251,205,237	251,205,237
Major Shareholder	Evergreen Int'l S.A.	251,205,237	251,205,237

6.Evergreen Marine Corporation (Taiwan) Ltd.'s letter to the SFC of the ROC for submission of table of changes in the shareholding and pledged shares held by directors, supervisors, managers and major shareholders for April 2002.

Date: May 15, 2002

Title	Name	No. of Shares Held Preceding Month	No. of Shares Held This Month
Chairman & Director	Kuo, Shiuan-Yu	435,238	435,238
Director	Chang, Yung-Fa	144,511,125	144,511,125
Director	Chang, Kuo-Hua	182,073,867	182,073,867
Director	Falcon Investment Services Ltd.	102,173,400	102,173,400
President & Director	Chang, Min-Po	522,366	522,366

Total		429,715,996	429,715,996
Supervisor	Falcon Investment Services Ltd.	102,173,400	102,173,400
Supervisor	Evergreen Int'l S.A.	256,229,341	256,229,341
Total		358,402,741	358,402,741
Major Shareholder	Evergreen Int'l S.A.	256,229,341	256,229,341

Minimum on number of shares held by all Directors – 102,173,888 shares

Minimum on number of shares held by all Supervisors – 10,217,388 shares

Whether percentage of shareholding this month by Directors and Supervisors meets statutory requirement ? Yes.

Title	Name	Balance of Pledged Shares for Preceding Month	Balance of Pledged Shares for This Month
Chairman & Director	Kuo, Shiuan-Yu	0	0
Director	Chang, Yung-Fa	0	0
Director	Chang, Kuo-Hua	0	0
Director	Falcon Investment Services Ltd.	0	0
President & Director	Chang, Min-Po	0	0
Supervisor	Falcon Investment Services Ltd.	0	0
Supervisor	Evergreen Int'l S.A.	251,205,237	251,205,237
Major Shareholder	Evergreen Int'l S.A.	251,205,237	251,205,237